SCHEDULE A

(as of June 4, 2018)

Portfolio	Management Fee After Fee Waiver (%) (“Expense Cap”)	Date of Expiration of Management Fee Waiver
Invesco S&P International Developed Low Volatility ETF	0.25	2/28/20
Invesco S&P Emerging Markets Low Volatility ETF	0.29	2/28/20
Invesco S&P International Developed Momentum ETF	0.25	2/28/20
Invesco S&P Emerging Markets Momentum ETF	0.29	2/28/20

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Daniel E. Draper
Name:	Daniel E. Draper
Title:	Managing Director